August 26, 1999

Mr. Michael Ferraro
Securities and Exchange Commission
Washington, D.C. 20549

Re.  Registration Statement on Form 10-SB
     Filed July 20, 1999
     File No. 0-26769

Dear Mr. Ferraro:

Per our phone conversation of August 23, 1999, please accept this letter as evidence of the formal withdrawal of the subject filing by Largo Vista Group, Ltd. We will also file it on EDGAR.

Largo Vista Group, Ltd. intends to re-file a Form 10-SB within a week or two. We appreciate your help and assistance in this matter.



Sincerely,

Largo Vista Group, Ltd.



Bernard F. Kruer
Corporate Counsel